FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gran Vía, 28 - 9ª Planta - 28013 Madrid

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Tender Offer for Notes	2

Gran Vía, 28 - 9ª Planta - 28013 Madrid

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

INSIDE INFORMATION

Telefónica Europe B.V. (the "Issuer") invites today the holders of its outstanding

(i)	EUR 850,000,000 Undated 5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2019 Notes"),

(ii)	EUR 750,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR 2020 Notes"),
(each a "Series" and together the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor"), to tender such Notes for purchase by the Issuer for cash (each such invitation an "Offer" and together the "Offers").
The Offers are being made on the terms and subject to the conditions contained in the tender offer memorandum dated 5 March 2019 (the "Tender Offer Memorandum") and are subject to the restrictions set out in the Tender Offer Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender Offer Memorandum.
Summary of the Offers

Description of Notes	ISIN	First Reset Date	Aggregate Principal Amount Outstanding	Purchase Price	Priority	Maximum Acceptance Amount

EUR 850,000,000 Undated 5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 4.20%	XS1148359356	4/12/2019	EUR 704,800,000	EUR 103,038 per EUR 100,000	1	Any and all
EUR 750,000,000 Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 5.00%	XS1050460739	31/3/2020	EUR 591,800,000	EUR 104,923 per EUR 100,000	2
An amount determined by the Issuer in its sole discretion. The total aggregate principal amount of EUR 2020 Notes accepted for purchase will not exceed the difference between (i) the aggregate principal amount of New Notes (as defined herein) and (ii) the aggregate principal amount outstanding of the EUR 2019 Notes prior to the Offers

The Offers commence on 5 March 2019 and will expire at 17:00 CET on 12 March 2019 (the "Expiration Deadline"), unless extended, re-opened, withdrawn or terminated at the sole discretion of the Issuer.

Gran Vía, 28 - 9ª Planta - 28013 Madrid

Purpose of the Offers
The purpose of the Offers is, amongst other things, to proactively manage the Issuer's layer of hybrid capital. The Offers also provide Noteholders with the opportunity to switch into the New Notes (as defined below) ahead of upcoming first call dates.
New Financing Condition
The Issuer intends to issue new EUR denominated Undated 6 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities guaranteed by the Guarantor (the "New Notes"). Whether the Issuer will accept for purchase any Notes validly tendered in the Offers is subject, without limitation, to the settlement of the issue of the New Notes (the "New Financing Condition").
Purchase Price
Subject to the applicable Minimum Denomination in respect of the relevant Series of Notes, the price payable per EUR 100,000 in principal amount of the Notes (the "Purchase Price") will be (a) in respect of the EUR 2019 Notes, EUR 103,038 per EUR 100,000, and (b) in respect of the EUR 2020 Notes, EUR 104,923 per EUR 100,000. In respect of any Notes accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from, and including, the relevant interest payment date for the Notes immediately preceding the Settlement Date up to, but excluding, the Settlement Date, which is expected to be no later than 15 March 2019.
Notes repurchased by the Issuer pursuant to the Offer may be cancelled. Notes which have not been validly tendered and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date.
Maximum Acceptance Amount
The Issuer proposes to accept Notes for purchase up to a maximum aggregate principal amount equal to the aggregate principal amount of the New Notes (the "Maximum Acceptance Amount") on the terms and conditions contained in the Tender Offer Memorandum.
If the Issuer decides to accept any Notes for purchase pursuant to the Offers, the Issuer intends to accept any and all of the EUR 2019 Notes for purchase in priority to the EUR 2020 Notes. The Issuer intends that the aggregate principal amount of EUR 2020 Notes which it will accept for purchase (if any) will be an amount which will not exceed: (i) the Maximum Acceptance Amount, less (ii) the aggregate principal amount outstanding of EUR 2019 Notes prior to the Offers. The Issuer will determine the Series Acceptance Amount in respect of the EUR 2020 Notes in its sole discretion.
Indicative Timetable

Gran Vía, 28 - 9ª Planta - 28013 Madrid

Date	Number of Business Days from and including Launch	Action
5 March 2019	1	Commencement of the Offers
On or before the Expiration Deadline		Pricing of the New Notes
17:00 CET on 12 March 2019	6	Expiration Deadline Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers.
At or around 10:00 a.m. CET on 13 March 2019	7
Announcement of Result of Offers
Announcement of the Issuer's decision whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offers subject only to the satisfaction of the New Financing Condition and, if so accepted, details of (i) the final aggregate principal amount of the Notes of each Series tendered pursuant to the Offers and (ii) the Series Acceptance Amount and the pro-ration factor, if applicable, in respect of the EUR 2020 Notes distributed.

Expected to be on 15 March 2019	9	Settlement Subject to satisfaction of the New Financing Condition, expected Settlement Date for the Offers. Payment of Purchase Consideration and Accrued Interest Payment in respect of the Offers.

Madrid, 5 March 2019

None of the Offers, the Tender Offer Memorandum or this announcement constitute an offer of securities or the solicitation of an offer of securities to the public in Spain under the Spanish Securities Market Law approved by Legislative Royal Decree 4/2015, of 23 October (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), Royal Decree 1310/2005, of 4 November 2005 and Royal Decree 1066/2007, of 27 July 2007. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

Gran Vía, 28 - 9ª Planta - 28013 Madrid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 5, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors

Gran Vía, 28 - 9ª Planta - 28013 Madrid